AB*
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09059022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street, Building 3
(No. and Street)

Richmond (City) Virginia (State) 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie Turner (804) 281-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 2000 (Address) Richmond (City) Virginia (State) 23219 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Christopher J. Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MOLLY SAVIK BLANTON
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
Reg. #222964

Signature

President and CEO

Title

Molly Savik Blanton my Commission expires 11/30/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Capital Brokerage Corporation:

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

KPMG LLP

February 26, 2009

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2008

(Dollar amounts in thousands, except share amounts)

Assets		**2008**
Cash and cash equivalents	$	5,801
Commissions receivable		2,617
Receivable from affiliates		195
Other assets		215
Total assets	$	8,828
Liabilities and Shareholder's Interest		
Liabilities:		
Accounts payable and accrued liabilities	$	60
Payable to affiliates		1
Current income taxes payable to affiliate		925
Total liabilities		986
Commitments and contingencies		
Shareholder's interest:		
Common stock ($1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding)		10
Additional paid-in capital		1,935
Retained earnings		5,897
Total shareholder's interest		7,842
Total liabilities and shareholder's interest	$	8,828

See accompanying notes to statement of financial condition.

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, ("the Company" or "CBC"), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, which is a wholly owned subsidiary of Genworth Financial, Inc. ("Genworth").

The Company is an underwriting broker/dealer and is subject to the rules and regulations of the Securities and Exchange Commission including Net Capital Rule 15c3-1-3(k)(1).

Effective May 1, 2008, the Company merged with AssetMark Capital Corporation, an affiliated introducing broker/dealer registered in California, with CBC being the surviving entity. The merger had an immaterial impact on the Company's operations, and financial and net capital position.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(c) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2008.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(e) Income Taxes

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax liability on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 18 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 29 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2008, the Company had a blended state income tax rate of 7.21%.

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(Dollar amounts in thousands)

On January 1, 2007, we adopted FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. This guidance clarifies the criteria that must be satisfied to recognize the financial statement benefit of a position taken in our tax returns. The criteria for recognition in the consolidated financial statements set forth in FIN No. 48 require an affirmative determination that it is more likely than not, based on a tax position's technical merits, that we are entitled to the benefit of that position.

(f) ***Accounting Changes***

As of January 1, 2008, we adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on our statement of financial condition.

As of December 31, 2008, there are no accounting pronouncements issued but not yet adopted, that will have a material impact on our statement of financial condition.

(2) Income Taxes

Based on an analysis of the Company's tax position, there were no deferred tax assets and therefore no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2008.

The Company has a current income tax liability of $925 as of December 31, 2008.

As of January 1, 2008 and December 31, 2008 the Company had no unrecognized tax benefits. Accordingly there would be no effective tax rate impact from recognition of previously unrecognized tax benefits.

The Company files U.S. federal income tax returns (included in the Genworth consolidated returns) and various state and local income tax returns. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2000. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. federal examinations. The Internal Revenue Service is currently reviewing the U.S. income tax returns for the 2005 and the 2006 tax years. The Company was included in consolidated returns with its former parent, GE, in 2003 and 2004 before the IPO. These returns are still subject to IRS examination. Certain affiliated company issues from the 2000-2002 audit cycle are pending review by the Joint Committee of Taxation and, therefore, the tax returns remain open for those years.

(3) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(Dollar amounts in thousands)

(4) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $4,682 which was $4,615 in excess of its required minimum net capital of $67. As of December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .21 to 1. Total liabilities of $986 includes a current income tax receivable from affiliate of $20 which is offset by a current income tax payable to the same affiliate of $945. The Company's aggregate indebtedness of $1,006 does not include the current income tax receivable from affiliate of $20.

CAPITAL BROKERAGE CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	7,842
Deduction of nonallowable assets and net capital adjustments:		
Commissions receivable		(2,617)
Receivable from affiliates		(195)
Current income tax receivable from affiliate		(20)
Other assets		(215)
Haircut on cash equivalents		(113)
Net capital		4,682
Total aggregate indebtedness		1,006
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		67
Minimum net capital requirements of Company		5
Net capital requirement		67
Excess net capital – net capital less net capital requirement		4,615
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	4,581
Ratio: Aggregate indebtedness to net capital		.21 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2008

		Total nonallowable assets	Total aggregate indebtedness	Net Capital
As reported in the Company's Part II (unaudited) Focus Report filed January 27, 2009	$	3,562	1,521	4,167
Tax adjustments		(515)	(515)	515
	$	3,047	1,006	4,682

See accompanying independent auditors' report.

KPMG

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2008

(With Independent Auditors' Report Thereon)